                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13-E4

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                            ------------------------

                               ZAPATA CORPORATION
                                (Name of Issuer)

                               ZAPATA CORPORATION
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.25 per share
                         (Title of Class of Securities)

                                   989070 503
                     (CUSIP Number of Class of Securities)

                          Joseph L. von Rosenberg III
       Executive Vice President, General Counsel and Corporate Secretary
                               ZAPATA CORPORATION
                        1717 St. James Place, Suite 550
                              Houston, Texas 77056
                                 (713) 940-6100
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                January 14, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
================================================================================
Transaction Valuation*                                     Amount of Filing Fee
--------------------------------------------------------------------------------
         $67,500,000                                              $13,500
================================================================================
   * Assumes the purchase of 15,000,000 shares of Common Stock at a price of $4.50 per share.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:    NA         Filing Party:    NA
             Form or Registration No:   NA         Date Filed:      NA

ITEM 1.           SECURITY AND ISSUER.

         (a) The Issuer of the securities to which this Schedule relates is Zapata Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office is 1717 St. James Place, Suite 1500, Houston, Texas 77056.

         (b) This Schedule relates to an offer (the "Offer") by the Company to purchase up to 15,000,000 shares of its Common Stock, par value $0.25 per share (the "Shares"), at a price of $4.50 per Share, net to the seller in cash, without interest thereon for up to an aggregate price of $67,500,000 (assuming the Offer is fully subscribed). As of January 13, 1997, the Company had issued and outstanding 29,549,707 Shares. The Company has been advised that the Malcolm I. Glazer Family Limited Partnership intends to tender 3,000,000 of the approximately 10,395,384 Shares held by such partnership. Malcolm I. Glazer is the Chairman of the Company's Board of Directors. Avram A. Glazer, President and Chief Executive Officer and a director of the Company, is the son of Malcolm
                  I. Glazer. The Company has been further advised that certain of its executive officers and directors other than Malcolm I. Glazer (who together own less than 1% of the outstanding Shares) intend to tender some or all of their Shares, but they are not obligated to do so. Purchases of any Shares held by officers, directors and affiliates will be on the same terms and subject to the same conditions and limitations as set forth in the Offer to Purchase referred to in Item 9(a)(1) hereof (the "Offer to Purchase"). Also, the information contained in the Offer to Purchase on the cover page, in the "Introduction" and under the section entitled "Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

         (c) The information contained in the Offer to Purchase under the section entitled "Price Range of Shares; Dividends" is incorporated herein by reference.

         (d)      This statement is being filed by the Company.

ITEM 2.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information contained in the Offer to Purchase under the section entitled "Source and Amount of Funds" is incorporated herein by reference.

         (b)      Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                  The information contained in the Offer to Purchase under the section entitled "Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

         (a) The information relating to the disposition of Shares pursuant to the Offer by the Malcolm I. Glazer Family Limited Partnership and the possible disposition of Shares pursuant to this Offer by other executive officers and directors of the Company contained in the Offer to Purchase under the section entitled "Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

         (b)-(c)  Not applicable.

         (d) The information relating to plans to add additional directors contained in the Offer to Purchase under the section entitled "Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

         (e) The information regarding the change in the Company's capitalization resulting from the purchase of Shares pursuant to the Offer contained in the Offer to Purchase under the section entitled "Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

         (f) The information contained in the Offer to Purchase under the sections entitled "Purpose of the Offer; Certain Effects of the Offer" and "Certain Information Concerning the Company" is incorporated herein by reference.

         (g)-(j)  Not applicable.

ITEM 4.           INTEREST IN SECURITIES OF THE ISSUER.

                  The information contained in the Offer to Purchase under the section entitled "Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

                  The information relating to the disposition of Shares pursuant to the Offer by the Malcolm I. Glazer Family Limited Partnership and the possible disposition of Shares pursuant to the Offer by other executive officers and directors of the Company contained in the Offer to Purchase under the section entitled "Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

ITEM 6.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information contained in the Offer to Purchase under the section entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 7.           FINANCIAL INFORMATION.

         (a)-(b) The historical and unaudited pro forma financial information contained in the Offer to Purchase under the section entitled "Certain Information Concerning the Company" is incorporated herein by reference. In addition, the audited financial statements of the Company contained in the Company's Annual Report on Form 10-K for the year ended September 30, 1996 are incorporated herein by reference.

ITEM 8.           ADDITIONAL INFORMATION.

         (a)      Not applicable.

         (b) The information contained in the Offer to Purchase under the section entitled "Certain Legal Matters; Regulatory and Foreign Approvals" is incorporated herein by reference.

         (c) The information contained in the Offer to Purchase under the section entitled "Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

         (d)      Not applicable.

         (e) Reference is made to the Offer to Purchase and the related Letter of Transmittal which are Exhibits (a)(1) and (a)(2) hereto, respectively, and incorporated herein by reference.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)   Offer to Purchase, dated January 14, 1997.
         (a)(2)   Form of Letter of Transmittal, dated January 14, 1997.
         (a)(3)   Form of Notice of Guaranteed Delivery of Shares of Common
                  Stock.
         (a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks,
                  Trust Companies and Other Nominees, dated January 14,
                  1997.
         (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 14, 1997.
         (a)(6)   Form of Letter to Stockholders, dated January 14, 1997.
         (a)(7)   Press Release, dated December 30, 1996.
         (a)(8) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.
         (a)(9)   Press release, dated January 14, 1997.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 14, 1997                     By:  /s/ JOSEPH L. VON ROSENBERG III
                                                 -------------------------------
                                                 Executive Vice President,
                                                 General Counsel and Corporate
                                                 Secretary

                              INDEX TO EXHIBITS


   99.(a)(1)   Offer to Purchase, dated January 14, 1997.
   99.(a)(2)   Form of Letter of Transmittal, dated January 14, 1997.
   99.(a)(3)   Form of Notice of Guaranteed Delivery of Shares of Common
               Stock.
   99.(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees, dated January 14,
               1997.
   99.(a)(5)   Form of Letter to Clients for use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees, dated
               January 14, 1997.
   99.(a)(6)   Form of Letter to Stockholders, dated January 14, 1997.
   99.(a)(7)   Press Release, dated December 30, 1996.
   99.(a)(8)   Guidelines of the Internal Revenue Service for Certification
               of Taxpayer Identification Number on Substitute Form W-9.
   99.(a)(9)   Press release, dated January 14, 1997.